UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

PAGE

ITEM 1.	RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013	1

ITEM 1. RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•

“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under “Operating and Financial Review and Prospects” identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

The interim financial information included in this report on Form 6-K is unaudited and does not comply with IAS 34 “Interim Financial Reporting”.

The Group has implemented the new accounting standards set out in IFRS 10 and 11 since January 1, 2013. The impact of the implementation of the new accounting standard set out in IFRS 10 has not been material. Under the new standard set forth by IFRS 11, which supersedes SIC 13 “Jointly Controlled Entities” and IAS 31 “Interest in Joint Ventures”, it is no longer possible to use the proportionate consolidation method to account for joint arrangements. As a result, joint arrangements must be accounted for using the equity method. Accordingly, Türkiye Garanti Bankas1 A.Ş. (“Garanti”) and entities of the Garanti group are from January 1, 2013 accounted for using the equity method, whereas they were accounted for under the proportionate consolidation method prior to such date. This change affects various line items in our consolidated income statement and balance sheet but has no impact on our total equity or profit attributed to parent company. In order to present financial information on a consistent basis, the balance sheet information as of December 31, 2012 (unaudited) and the income statement information for the three months ended March 31, 2012 (unaudited) included in this report, have been reexpressed as if such standards had been applicable as of such date and the beginning of such period, respectively. Because the information included herein is not considered a set of interim consolidated financial statements, we have not fully reexpressed prior periods on such basis herein.

The tables set forth below reflect the impact of the implementation of the new accounting standards set out in IFRS 10 and 11 on our consolidated balance sheet and consolidated income statements as of the dates and for the periods indicated:

	As of December 31, 2012 Before Implementation	Adjustments	As of January 1, 2013 After Implementation
	(In Millions of Euros)
Assets
Cash and balances with central banks	37,434	(1,940)	35,494
Financial assets held for trading	79,954	(125)	79,829
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	244	—	244
Debt securities	28,066	(46)	28,020
Equity instruments	2,922	(7)	2,915
Trading derivatives	48,722	(72)	48,650
Other financial assets designated at fair value through profit or loss	2,853	(323)	2,530
Loans and advances to credit institutions	24	(24)	—
Loans and advances to customers	—	—	—
Debt securities	753	—	753
Equity instruments	2,076	(299)	1,777
Available-for-sale financial assets	71,500	(4,000)	67,500
Debt securities	67,543	(3,995)	63,548
Equity instruments	3,957	(5)	3,952
Loans and receivables	383,410	(12,063)	371,347
Loans and advances to credit institutions	26,522	(1,074)	25,448
Loans and advances to customers	352,931	(10,768)	342,163
Debt securities	3,957	(221)	3,736
Held-to-maturity investments	10,162	—	10,162
Fair value changes of the hedged items in portfolio hedges of interest rate risk	226	—	226
Hedging derivatives	4,894	—	4,894
Non-current assets held for sale	4,245	(16)	4,229
Investments in entities accounted for using the equity method	6,795	3,987	10,782
Associates	6,469	—	6,469
Jointly controlled entities	326	3,987	4,313
Insurance contracts linked to pensions	7	—	7
Reinsurance assets	50	—	50
Tangible assets	7,785	(213)	7,572
Property, plants and equipment	5,898	(196)	5,702
For own use	5,373	(196)	5,177
Other assets leased out under an operating lease	525	—	525
Investment properties	1,887	(17)	1,870
Intangible assets	8,912	(1,780)	7,132
Goodwill	6,727	(1,297)	5,430
Other intangible assets	2,185	(483)	1,702
Tax assets	11,829	(179)	11,650
Current	1,958	(107)	1,851
Deferred	9,871	(72)	9,799
Other assets	7,729	(61)	7,668
Inventories	4,223	—	4,223
Rest	3,506	(61)	3,445
TOTAL ASSETS	637,785	(16,713)	621,072

	As of December 31, 2012 Before Implementation	Adjustments	As of January 1, 2013 After Implementation
	(In Millions of Euros)
Liabilities
Financial liabilities held for trading	55,927	(93)	55,834
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Customer deposits	—	—	—
Debt certificates	—	—	—
Trading derivatives	49,348	(94)	49,254
Short positions	6,579	1	6,580
Other financial liabilities	—	—	—
Other financial liabilities designated at fair value through profit or loss	2,516	(300)	2,216
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Customer deposits	—	—	—
Debt certificates	—	—	—
Subordinated liabilities	—	—	—
Other financial liabilities	2,516	(300)	2,216
Financial liabilities at amortized cost	506,487	(15,882)	490,605
Deposits from central banks	46,790	(315)	46,475
Deposits from credit institutions	59,722	(4,047)	55,675
Customer deposits	292,716	(9,921)	282,795
Debt certificates	87,212	(957)	86,255
Subordinated liabilities	11,831	(16)	11,815
Other financial liabilities	8,216	(626)	7,590
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
Hedging derivatives	2,968	—	2,968
Liabilities associated with non-current assets held for sale	387	—	387
Liabilities under insurance contracts	9,032	(12)	9,020
Provisions	7,927	(93)	7,834
Provisions for pensions and similar obligations	5,796	(19)	5,777
Provisions for taxes and other legal contingencies	408	(2)	406
Provisions for contingent risks and commitments	341	(19)	322
Other provisions	1,382	(53)	1,329
Tax liabilities	4,077	(257)	3,820
Current	1,194	(136)	1,058
Deferred	2,883	(121)	2,762
Other liabilities	4,662	(76)	4,586
TOTAL LIABILITIES	593,983	(16,713)	577,270

	As of December 31, 2012 Before Implementation	Adjustments	As of January 1, 2013 After Implementation
	(In Millions of Euros)
Equity
Stockholders’ funds	43,614	—	43,614
Common Stock	2,670	—	2,670
Issued	2,670	—	2,670
Unpaid and uncalled (-)	—	—	—
Share premium	20,968	—	20,968
Reserves	19,672	—	19,672
Accumulated reserves (losses)	18,848	(127)	18,721
Reserves (losses) of entities accounted for using the equity method	824	127	951
Other equity instruments	62	—	62
Equity component of compound financial instruments	—	—	—
Other equity instruments	62	—	62
Less: Treasury stock	(111)	—	(111)
Income attributed to the parent company	1,676	—	1,676
Less: Dividends and remuneration	(1,323)	—	(1,323)
Valuation adjustments	(2,184)	—	(2,184)
Available-for-sale financial assets	(145)	(93)	(238)
Cash flow hedging	36	—	36
Hedging of net investment in foreign transactions	(322)	79	(243)
Exchange differences	(1,356)	192	(1,164)
Non-current assets held-for-sale	(104)	—	(104)
Entities accounted for using the equity method	158	(182)	(24)
Other valuation adjustments	(451)	4	(447)
Non-controlling interest	2,372	—	2,372
Valuation adjustments	188	—	188
Rest	2,184	1	2,185
TOTAL EQUITY	43,802	—	43,802
TOTAL LIABILITIES AND EQUITY	637,785	(16,713)	621,072

MEMORANDUM ITEM
Contingent risks	39,540	(2,521)	37,019
Contingent commitments	93,098	(2,956)	90,142

	For the Year Ended December 31, 2012 Before Implementation	Adjustments	For the Year Ended December 31, 2012 After Implementation
	(In Millions of Euros)
Consolidated Statement of Income data
Interest and similar income	26,262	(1,447)	24,815
Interest and similar expenses	(11,140)	799	(10,341)
Net interest income	15,122	(648)	14,474
Dividend income	390	—	390
Share of profit or loss of entities accounted for using the equity method	727	312	1,039
Fee and commission income	5,574	(284)	5,290
Fee and commission expenses	(1,221)	87	(1,134)
Net gains (losses) on financial assets and liabilities	1,645	(9)	1,636
Financial instruments held for trading	649	4	653
Other financial instruments at fair value through profit or loss	73	(4)	69
Other financial instruments not at fair value through profit or loss	923	(10)	913
Rest	—	—	—
Net exchange differences	122	(53)	69
Other operating income	4,812	(47)	4,765
Income on insurance and reinsurance contracts	3,657	(26)	3,631
Financial income from non-financial services	827	(20)	807
Rest of other operating income	328	(1)	327
Other operating expenses	(4,730)	25	(4,705)
Expenses on insurance and reinsurance contracts	(2,660)	14	(2,646)
Changes in inventories	(406)	—	(406)
Rest of other operating expenses	(1,664)	11	(1,653)
Administration costs	(9,768)	372	(9,396)
Personnel expenses	(5,662)	195	(5,467)
General and administrative expenses	(4,106)	177	(3,929)
Depreciation and amortization	(1,018)	40	(978)
Provisions (net)	(651)	10	(641)
Impairment losses on financial assets (net)	(7,980)	121	(7,859)
Loans and receivables	(7,936)	119	(7,817)
Other financial instruments not at fair value through profit or loss	(44)	2	(42)
Impairment losses on other assets (net)	(1,123)	—	(1,123)
Goodwill and other intangible assets	(54)	—	(54)
Other assets	(1,069)	(1)	(1,070)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	4	(1)	3
Negative goodwill	376	—	376
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(622)	(2)	(624)
Operating profit before tax	1,659	(77)	1,582
Income tax	275	77	352
Profit from continuing operations	1,934	—	1,934
Profit from discontinued operations (net)	393	—	393
Profit	2,327	—	2,327
Profit attributed to parent company	1,676	—	1,676
Profit attributed to non-controlling interests	651	—	651

This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2012 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on April 2, 2013 (the “2012 Form 20-F”).

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•

Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report on Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED CONSOLIDATED FINANCIAL DATA

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Three Months Ended March 31,
	2013	2012	Change (In %)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income data
Interest and similar income	5,908	6,039	(2.2)
Interest and similar expenses	(2,484)	(2,571)	(3.4)
Net interest income	3,424	3,468	(1.3)
Dividend income	19	27	(29.6)
Share of profit or loss of entities accounted for using the equity method	157	279	(43.7)
Fee and commission income	1,284	1,269	1.2
Fee and commission expenses	(281)	(252)	11.5
Net gains (losses) on financial assets and liabilities	435	233	86.7
Net exchange differences	246	75	228.0
Other operating income	1,993	1,483	34.4
Other operating expenses	(1,993)	(1,440)	38.4
Administration costs	(2,391)	(2,214)	8.0
Depreciation and amortization	(265)	(220)	20.5
Provisions (net)	(147)	(129)	14.0
Impairment losses on financial assets (net)	(1,341)	(1,079)	24.3
Impairment losses on other assets (net)	(131)	(97)	35.1
Gains (losses) on derecognized assets not classified as non-current assets held for sale	634	8	n.m. (1)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(161)	(133)	21.1
Operating profit before tax	1,482	1,278	16.0
Income tax	(364)	(201)	81.1
Profit from continuing operations	1,118	1,077	3.8
Profit from discontinued operations (net)	823	96	n.m. (1)
Profit	1,941	1,173	65.5
Profit attributed to parent company	1,734	1,005	72.5
Profit attributed to non-controlling interests	207	168	23.2

Per share/ADS(2) Data
Number of shares outstanding (at period end)	5,448,849,545	4,903,207,003
Income attributed to parent company (3)	0.31	0.20
Dividends declared	—	—

(1)	Not meaningful.
(2)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2012 and October 2012, and excluding the weighted average number of treasury shares during the period.

	As of March 31, 2013	As of December 31, 2012	As of March 31, 2012
	(In Millions of Euros)
Consolidated Balance Sheet data
Total assets	615,257	621,072	585,186
Common stock	2,670	2,670	2,403
Loans and receivables (net)	374,604	371,347	368,519
Customer deposits	293,734	282,795	268,520
Debt certificates and subordinated liabilities	94,724	98,070	97,694
Non-controlling interest	2,362	2,372	2,022
Total equity	46,571	43,802	41,361

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian Soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. We are also exposed to fluctuations of the Turkish lira and the Chinese yuan, as a result of our investments in Garanti and CITIC International Financial Holdings Ltd. (“CIFH”) and China CITIC Bank Corporation Limited (“CNCB”), respectively.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar, the Turkish lira and the Chinese yuan against the euro, expressed in local currency per €1.00 for the three months ended March 31, 2013 and 2012, respectively, and as of March 31, 2013 and December 31, 2012 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	As of March 31, 2013	As of December 31, 2012
Mexican peso	16.7043	17.0195	15.8145	17.1845
U.S. dollar	1.3206	1.3108	1.2805	1.3194
Argentine peso	6.6153	5.6891	6.5591	6.4768
Chilean peso	623.8303	641.4368	604.9607	633.3122
Colombian peso	2,364.0662	2,358.4906	2,347.4178	2,331.0023
Peruvian new sol	3.3983	3.5160	3.3146	3.3678
Venezuelan bolivar fuerte	7.0198	5.6295	8.0570	5.6616
Turkish lira	2.3577	2.3556	2.3212	2.3551
Chinese Yuan	8.2209	8.2692	7.9600	8.2207

During the three months ended March 31, 2013, the Mexican peso, the Chilean peso, the Peruvian new sol and the Chinese yuan appreciated against the euro on average terms, while the U.S. dollar, the Argentine peso, the Colombian peso, the Venezuelan bolivar fuerte (which was devalued in February 2013) and the Turkish lira depreciated against the euro on average terms. At period-end, all of these currencies appreciated against the euro compared with the period-end rates at December 31, 2012, with the exception of the Argentine peso, the Colombian peso and the Venezuelan bolivar fuerte. Overall, the effect of changes in the exchange rates on the period-on-period comparison of the Group’s income statement and balance sheet was positive.

BBVA Group Results of Operations for the Three Months Ended March 31, 2013 and 2012

The changes in the Group’s consolidated income statements for the three months ended March 31, 2013 and 2012 were as follows:

	Three Months Ended March 31,

	2013	2012	Change (In %)
	(In Millions of Euros)
Consolidated Statement of Income data
Interest and similar income	5,908	6,039	(2.2)
Interest expense and similar charges	(2,484)	(2,571)	(3.4)

Net interest income	3,424	3,468	(1.3)

Dividend income	19	27	(29.6)
Share of profit or loss of entities accounted for using the equity method	157	279	(43.7)
Fee and commission income	1,284	1,269	1.2
Fee and commission expenses	(281)	(252)	11.5
Net gains (losses) on financial assets and liabilities	435	233	86.7
Net exchange differences	246	75	228.0
Other operating income	1,993	1,483	34.4
Other operating expenses	(1,993)	(1,440)	38.4
Administration costs	(2,391)	(2,214)	8.0
Personnel expenses	(1,406)	(1,301)	8.1
General and administrative expenses	(985)	(913)	7.9
Depreciation and amortization	(265)	(220)	20.5
Provisions (net)	(147)	(129)	14.0
Impairment losses on financial assets (net)	(1,341)	(1,079)	24.3
Impairment losses on other assets (net)	(131)	(97)	35.1
Gains (losses) on derecognized assets not classified as non-current assets held for sale	634	8	n.m. (1)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(161)	(133)	21.1

Operating profit before tax	1,482	1,278	16.0

Income tax	(364)	(201)	81.1

Profit from continuing operations	1,118	1,077	3.8

Profit from discontinued operations (net)	823	96	n.m. (1)

Profit	1,941	1,173	65.5

Profit attributed to parent company	1,734	1,005	72.5
Profit attributed to non-controlling interests	207	168	23.2

(1)	Not meaningful.

Net interest income

Net interest income decreased by 1.3% to €3,424 million for the three months ended March 31, 2013 from €3,468 million for the three months ended March 31, 2012 mainly due to the decrease in the yield on loans, as a result of the difficult economic conditions in Spain, characterized by a low lending activity and pressure on margins, which was higher than the decline in the cost of deposits.

Dividend income

Dividend income decreased by 29.6% to €19 million for the three months ended March 31, 2013 from €27 million for the three months ended March 31, 2012. This decrease was primarily due to the decrease in the dividends received from investments managed by our Global Markets area.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method decreased by 43.7% to €157 million for the three months ended March 31, 2013 from €279 million for the three months ended March 31, 2012 as a result of the decreased profits of CNCB for such period due to an increase in its loan-loss provisions in response to the coming into force of new local provisioning policies.

Fee and commission income

	Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Commitment fees	46	41	12.2
Contingent risks	80	82	(2.4)
Letters of credit	11	13	(15.4)
Bank and other guarantees	69	69	—
Arising from exchange of foreign currencies and banknotes	5	7	(28.6)
Collection and payment services income	697	664	5.0
Bills receivables	17	17	—
Current accounts	88	96	(8.3)
Credit and debit cards	432	393	9.9
Checks	52	56	(7.1)
Transfers and others payment orders	78	71	9.9
Rest	30	32	(6.3)
Securities services income	284	278	2.2
Securities underwriting	23	24	(4.2)
Securities dealing	50	48	4.2
Custody securities	80	83	(3.6)
Investment and pension funds	99	93	6.5
Rest assets management	32	31	3.2
Counseling on and management of one-off transactions	4	1	300.0
Financial and similar counseling services	9	13	(30.8)
Factoring transactions	10	9	11.1
Non-banking financial products sales	24	27	(11.1)
Other fees and commissions	126	147	(14.3)

Fee and commission income	1,284	1,269	1.2

Fee and commission income increased by 1.2% to €1,284 million for the three months ended March 31, 2013 from €1,269 million for the three months ended March 31, 2012 mainly due to the increased activity in credit and debit cards in South America and Mexico.

Fee and commission expenses

	Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	0	2	(100.0)
Fees and commissions assigned to third parties	202	177	14.1
Credit and debit cards	171	148	15.5
Transfers and others payment orders	11	9	22.2
Securities dealing	2	4	(50.0)
Rest	19	17	11.8
Other fees and commissions	78	73	6.8

Fee and commission expenses	281	252	11.5

Fee and commission expenses increased by 11.5% to €281 million for the three months ended March 31, 2013 from €252 million for the three months ended March 31, 2012, primarily due to the greater business activity in credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased by 86.7% to €435 million for the three months ended March 31, 2013 from €233 million for the three months ended March 31, 2012, primarily as a result of the capital gains derived from the sale of some securities portfolios.

Net exchange differences increased to €246 million for the three months ended March 31, 2013 from €75 million for the three months ended March 31, 2012, due primarily to the positive evolution of certain foreign currencies (including the Chilean peso and the Peruvian new sol) and the structural management of exchange rates, mainly by entering into derivatives transactions.

Other operating income and expenses

Other operating income amounted to €1,993 million for the three months ended March 31, 2013 a 34.4% increase compared with €1,483 million for the three months ended March 31, 2012, due primarily to increased income derived from insurance and reinsurance contracts.

Other operating expenses for the three months ended March 31, 2013, amounted to €1,993 million, a 38.4% increase compared with the €1,440 million recorded for the three months ended March 31, 2012 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the three months ended March 31, 2013 were €2,391 million, a 8.0% increase from the €2,214 million recorded for the three months ended March 31, 2012, due primarily to the investments made to implement our expansion and technological transformation plans and as a result of the acquisition of Unnim in the second half of 2012.

The table below provides a breakdown of personnel expenses for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Wages and salaries	1,058	998	6.0
Social security costs	183	162	13.0
Transfers to internal pension provisions	21	15	40.0
Contributions to external pension funds	24	24	—
Other personnel expenses	121	102	18.6

Personnel expenses	1,406	1,301	8.1

Wages and salaries expenses increased from €998 million for the three months ended March 31, 2012 to €1,058 million for the three months ended March 31, 2013 mainly due to the acquisition of Unnim, in the second half of 2012 and, to a lesser extent, to the high inflation recorded in South America and the expansion plans carried out in such geographical area, including the opening of new branches in Chile, Colombia and Peru, and the implementation of a development plan in some businesses such as payment channels, private banking, consumer finance and assets management.

The table below provides a breakdown of general and administrative expenses for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Technology and systems	183	162	13.0
Communications	76	77	(1.3)
Advertising	97	86	12.8
Property, fixtures and materials	221	213	3.8
Of which:
Rent expenses	128	122	4.9
Taxes other than income tax	106	101	5.0
Other expenses	303	274	10.6

General and administrative expenses	985	913	7.9

Technology and systems expenses increased from €162 million for the three months ended March 31, 2012 to €183 million for the three months ended March 31, 2013. In recent years, we have undertaken significant investments in global technology projects, particularly in the area of transformation and innovation. We started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all our branches in the United States.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2013 amounted to €265 million a 20.5% increase compared with €220 million recorded for the three months ended March 31, 2012, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the three months ended March 31, 2013 amounted to €147 million, a 14.0% increase compared with €129 million recorded for the three months ended March 31, 2012, primarily to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the three months ended March 31, 2013 amounted to €1,341 million, a 24.3% increase compared with the €1,079 million recorded for the three months ended March 31, 2012. This increase is mainly attributable to the increase of provisions in Spain due mainly to the deterioration in our commercial loans portfolio. The Group’s non-performing assets ratio was 5.3% as of March 31, 2013, compared with 4.0% as of March 31, 2012. As of December 31, 2012, the non-performing assets ratio was 5.1%.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the three months ended March 31, 2013 amounted to €131 million, a 35.1% increase compared with the €97 million recorded for the three months ended March 31, 2012, as a result of the continuing deterioration of the value of our real estate inventories.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the three months ended March 31, 2013 amounted to a gain of €634 million, compared with €8 million for the three months ended March 31, 2012. This increase was mainly due to the capital gains generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies). BBVA Seguros received a reinsurance commission of approximately €630 million before tax from SCOR.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Losses in non-current assets held for sale not classified as discontinued operations for the three months ended March 31, 2013, amounted to €161 million, compared with €133 million for the three months ended March 31, 2012. This increase was primarily due to the higher provisions made in connection with real estate foreclosed assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the three months ended March 31, 2013 was €1,482 million, a 16.0% increase from the €1,278 million recorded for the three months ended March 31, 2012.

Income tax

Income tax for the three months ended March 31, 2013 amounted to €364 million, a 81.1% increase from the €201 million recorded for the three months ended March 31, 2012, due to a higher operating profit before tax and the lower proportion of revenues with low or zero tax rates.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the three months ended March 31, 2013 was €1,118 million, a 3.8% increase from the €1,077 million recorded for the three months ended March 31, 2012.

Profit from discontinued operations (net)

Profit from discontinued operations for the three months ended March 31, 2013 was €823 million, compared with €96 million for the three months ended March 31, 2012, mainly due to the capital gain from the sale of our stake in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. to Afore XXI Banorte, S.A. de C.V. in early 2013.

Profit

As a result of the foregoing, profit for the three months ended March 31, 2013 was €1,941 million, a 65.5% increase from the €1,173 million recorded for the three months ended March 31, 2012.

Profit attributed to parent company

Profit attributed to parent company for the three months ended March 31, 2013 was €1,734 million, a 72.5% increase from the €1,005 million recorded for the three months ended March 31, 2012.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests for the three months ended March 31, 2013 was €207 million, a 23.2% increase over the €168 million recorded for the three months ended March 31, 2012.

B. Key Indicators

Return on equity was 16.2% for the three months ended March 31, 2013, compared with 9.9% for the year ended December 31, 2012 and 4.0% for the three months ended March 31, 2012.

As of March 31, 2013 lending to customers (net) amounted to €346,009 million, compared with €342,163 million as of December 31, 2012 and €339,232 million as of March 31, 2012. The increase in lending to customers in the three months ended March 31, 2013 was mainly due to the positive impact of exchange rates, the temporary rise of repurchase agreements related to market operations in Spain and stronger activity in emerging economies.

As of March 31, 2013 lending to domestic customers amounted to €192,543 million, compared with €190,817 million as of December 31, 2012 and €189,742 million as of March 31, 2012. Lending to non-domestic customers as of March 31, 2013 amounted to €148,246 million, compared with €145,564 million as of December 31, 2012 and €143,068 million as of March 31, 2012.

Non-performing loans amounted to €21,408 million as of March 31, 2013, compared with €20,603 million as of December 31, 2012. The non-performing assets ratio was 5.4% as of March 31, 2013, compared with 5.1% as of December 31, 2012. The non-performing assets coverage ratio was 70% as of March 31, 2013, compared with 72% as of December 31, 2012.

As of March 31, 2013 deposits from customers were €293,734 million compared with €282,795 million as of December 31, 2012 and €268,520 million as of March 31, 2012. Growth of customer deposits was mainly related to the growth of the retail segment in all the regions where we operate.

C. Capital

Based on the framework of Basel II, we estimate that as of March 31, 2013 and December 31, 2012, our consolidated Tier I risk-based capital ratio was 11.2% and 10.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.5% and 13.0%, respectively. Basel II recommends that these ratios be at least 4% and 8%, respectively.

D. Results of Operations by Operating Segment for the Three Months Ended March 31, 2013 and 2012

The main changes in the reporting structure of the BBVA Group’s operating segments in the three months ended March 31, 2013 are as follows:

•

As a result of the increasingly geographical orientation of the Group’s reporting structure, certain portfolios, finance and structural euro balance sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported under our Corporate Activities segment (which is currently denominated the ‘Corporate Center’ segment) are now part of our Banking Activity in Spain segment (which is described below).

•

Due to the particularities of their management, the assets and results pertaining to the real-estate business in Spain are now presented under a separate segment: Real-estate activity in Spain. This new segment includes lending to real-estate developers (which was previously included in our prior Spain segment) and foreclosed real-estate assets (which were previously included in our Corporate Activities segment).

As a result, the current composition of our operating segments is as follows:

•

Banking activity in Spain which is substantially the same as our prior Spain segment (except for the changes referred to above) and includes: the Spanish retail network (which includes the segments of individual customers, private banking and small businesses); Corporate and Business Banking (CBB), which handles small and medium sized enterprises, corporations and the public sector in Spain; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in Spain; and other units, including the insurance business in Spain (BBVA Seguros) and the Asset Management unit (management of mutual and pension funds in Spain). In addition, it includes certain portfolios, finance and structural euro balance sheet positions as described above.

•

Real-estate activity in Spain. This new segment has been set up with the aim of providing specialized and structured management of the real-estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes mainly lending to real-estate developers (which was previously included in our prior Spain segment) and foreclosed real-estate assets (which were previously included in our prior Corporate Activities segment).

•

Eurasia, which continues to include the business carried out in the rest of Europe and Asia, i.e., the retail and wholesale businesses of the Group in such geographic areas. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

•

Mexico, which, following our sale of our Mexican pension business in the three months ended March 31, 2013, currently includes our banking and insurance businesses in Mexico. The banking business includes retail business, through our Commercial Banking, Consumer Finance and Corporate and Institutional Banking units, and wholesale banking, through Corporate & Investment Banking (CIB).

•

The United States encompasses the Group’s businesses in the United States. Until December 2012, this operating segment also included the Group’s business in Puerto Rico, the sale of which was closed in December 2012. The financial information included in this report for the three months ended March 31, 2012 for our United States segment does not include the business in Puerto Rico (such business has been included in the Corporate Center segment).

•

South America currently includes the banking and insurance businesses that BBVA carries out in the region. Prior to 2013, this segment also included our pension business in the region. At the close of the three months ended March 31, 2013, the Group had signed an agreement for the sale of our pension business in Chile and in April 2013 we closed the sale of our pension businesses in Colombia and Peru.

In addition to the operating segments referred to above, we have a Corporate Center segment which includes those items that have not been allocated to an operating segment. It includes our general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange-rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure an adequate management of the Group’s global solvency; proprietary portfolios, such as industrial holdings, and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; goodwill and other intangibles. It also included BBVA Puerto Rico prior to its sale, which was completed in December 2012.

Operating segment data relating to the three months ended March 31, 2013 and 2012 contained in this report has been presented on a uniform basis consistent with our current organizational structure to ensure like-for-like comparisons.

BANKING ACTIVITY IN SPAIN

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	1,071	1,174	(8.8)

Net fees and commissions	345	342	1.1
Net gains (losses) on financial assets and liabilities and net exchange differences	220	125	75.6
Other operating income and expenses (net)	33	68	(50.9)
Administration costs	(743)	(669)	11.0
Depreciation and amortization	(25)	(25)	(0.2)
Impairment losses on financial assets (net)	(618)	(449)	37.6
Provisions (net) and other gains (losses)	540	(34)	n.m.	(1)

Operating profit/ (loss) before tax	823	530	55.2

Income tax	(248)	(160)	54.6

Profit from continuing operations	576	370	55.5

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	576	370	55.5

Profit attributed to non-controlling interests	(7)	(1)	n.m.	(1)

Profit attributed to parent company	569	370	53.9

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was €1,071 million, an 8.8% decrease compared with the €1,174 million recorded for the three months ended March 31, 2012, mainly due to the decrease in income from loans, as a result of the difficult economic conditions, characterized by a low lending activity and pressure on margins, in Spain.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €345 million for the three months ended March 31, 2013, a 1.1% increase from the €342 million recorded for the three months ended March 31, 2012, due to a stronger activity in the corporate finance and global transactional banking businesses.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2013 was €220 million compared with the €125 million recorded for the three months ended March 31, 2012, mainly due to the positive effect of exchanges differences principally resulting from ALCO management which resulted in a gain of €111 million in the three months ended March 31, 2013 compared with a gain of €10 million in the three months ended March 31, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2013 was a gain of €33 million, a 50.9% decrease from the €68 million gain recorded for the three months ended March 31, 2012, primarily due to decreased income from insurance activities and a higher contribution to the Deposit Guarantee Fund due to a higher volume of deposits.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2013 were €743 million, an 11.0% increase from the €669 million recorded for the three months ended March 31, 2012, primarily due to an increase in personnel expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2013 was €618 million, a 37.6% increase from the €449 million recorded for the three months ended March 31, 2012 which is mainly attributable to the impairment of assets related to the deterioration of economic conditions in Spain. This operating segment’s non-performing assets ratio was 4.3%, as of March 31, 2013, compared with 4.0% as for December 31, 2012 and 3.1% as of March 31, 2012.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the three months ended March 31, 2013 was a gain of €540 million, compared with a loss of €34 million recorded in the three months ended March 31, 2012. This increase was mainly due to €630 million in capital gains before tax generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR, pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the three months ended March 31, 2013 was €823 million, compared with the €530 million recorded in the three months ended March 31, 2012.

Income tax

Income tax of this operating segment for the three months ended March 31, 2013 was a €248 million expense, a 54.6% increase from the €160 million expense recorded in the three months ended March 31, 2012, primarily as result of the increase in operating profit before tax.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the three months ended March 31, 2013 was €569 million, compared with a gain of €370 million recorded in the three months ended March 31, 2012.

REAL-ESTATE ACTIVITY IN SPAIN

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	16	3	n.m.	(1)

Net fees and commissions	3	5	(50.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	(12)	1	n.m.	(1)
Other operating income and expenses (net)	(34)	1	n.m.	(1)
Administration costs	(32)	(20)	54.9
Depreciation and amortization	(6)	(6)	(7.1)
Impairment losses on financial assets (net)	(153)	(180)	(15.1)
Provisions (net) and other gains (losses)	(271)	(241)	12.4

Operating profit/ (loss) before tax	(465)	(438)	6.3

Income tax	123	137	(10.3)

Profit from continuing operations	(342)	(301)	13.8

Profit from discontinued operations (net)	—	—	—

Profit	(342)	(301)	13.8

Profit attributed to non-controlling interests	(4)	—	n.m.	(1)

Profit (loss) attributed to parent company	(346)	(300)	15.2

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was €16 million compared with the €3 million recorded for the three months ended March 31, 2012. Net interest income generated by this operating segment is lower than the net interest income of other operating segments since its main activity relates to the management of real estate assets (rather than to the provision of banking services).

Net fees and commissions

Net fees and commissions of this operating segment amounted to €3 million for the three months ended March 31, 2013, compared with the €5 million recorded for the three months ended March 31, 2012.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains and financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2013 was a loss of €12 million compared with a gain of €1 million recorded for the three months ended March 31, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2013 was a loss of €34 million compared with a gain of €1 million recorded for the three months ended March 31, 2012.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2013 were €32 million, a 54.9% increase over the €20 million recorded for the three months ended March 31, 2012, primarily due to increased personnel expenses, as a result of the allocation of additional staff to this segment in order to carry out its activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2013 was €153 million, a 15.1% decrease from the €180 million recorded for the three months ended March 31, 2012.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the three months ended March 31, 2013 was a loss of €271 million, a 12.4% increase from the €241 million loss recorded in the three months ended March 31, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the three months ended March 31, 2013 was €465 million, a 6.3% increase from the €438 million recorded in the three months ended March 31, 2012.

Income tax

Income tax of this operating segment for the three months ended March 31, 2013 was a benefit of €123 million, a 10.3% decrease from the benefit of €137 million recorded in the three months ended March 31, 2012, primarily as result of a lower proportion of income with lower or zero tax rates.

Profit (loss) attributed to parent company

As a result of the foregoing, loss attributed to parent company of this operating segment for the three months ended March 31, 2013 was €346 million, a 15.2% increase from the €300 million loss recorded in the three months ended March 31, 2012.

EURASIA

As described under “Presentation of Financial Information”, in accordance with the new standard set forth by IFRS 11, Garanti and entities of the Garanti group are from January 1, 2013 accounted for using the equity method in our consolidated financial information, whereas they were accounted for under the proportionate consolidation method prior to such date. In accordance with IFRS 8, the information set forth below for this operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated. A reconciliation of the income statement of our operating segments and the Group’s income statement is set forth at the end of this report.

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	242	185	31.1

Net fees and commissions	105	109	(3.7)
Net gains (losses) on financial assets and liabilities and net exchange differences	91	42	116.7
Other operating income and expenses (net)	72	199	(63.6)
Administration costs	(163)	(160)	1.5
Depreciation and amortization	(13)	(13)	1.0
Impairment losses on financial assets (net)	(85)	(27)	210.8
Provisions (net) and other gains (losses)	(23)	(6)	269.8

Operating profit/ (loss) before tax	227	328	(30.9)

Income tax	(48)	(29)	66.5

Profit from continuing transactions	179	299	(40.2)

Profit from discontinued transactions (net)	—	—	n.m. (1)

Profit	179	299	(40.2)

Profit attributed to non-controlling interests	—	—	n.m. (1)

Profit attributed to parent company	179	299	(40.2)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was €242 million compared with the €185 million recorded for the three months ended March 31, 2012. This increase was mainly due to the decrease in the interest and similar expenses related to certain lira denominated liabilities of Garanti.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €105 million for the three months ended March 31, 2013, a 3.7% decrease from the €109 million recorded for the three months ended March 31, 2012, due to a lower activity in the wholesale market in the area, which more than offset the increase in net fees and commissions (mainly fees from customer finance, project finance and brokerage services) in Garanti.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2013 was €91 million compared with the €42 million recorded for the three months ended March 31, 2012, principally as a result of a positive trend in trading activities.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2013 was €72 million a 63.6% decrease from €199 million recorded for the three months ended March 31, 2012 due to the lower contribution of CNCB due to an increase in its loan-loss provisions in response to the coming into force of new local provisioning policies.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2013 were €163 million, a 1.5% increase over the €160 million recorded for the three months ended March 31, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2013 was €85 million, compared with the €27 million recorded for the three months ended March 31, 2012.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the three months ended March 31, 2013 was a loss of €23 million, compared with the €6 million loss recorded in the three months ended March 31, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2013 was €227 million, a 30.9% decrease from the €328 million recorded in the three months ended March 31, 2012.

Income tax

Income tax of this operating segment for the three months ended March 31, 2013 was €48 million, compared with €29 million recorded in the three months ended March 31, 2012, primarily as result of a lower proportion of income with relatively low or zero tax rates.

Profit (loss) attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the three months ended March 31, 2013 was €179 million, a 40.2% decrease from the €299 million recorded in the three months ended March 31, 2012.

MEXICO

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	1,088	1,015	7.2

Net fees and commissions	272	255	6.8
Net gains (losses) on financial assets and liabilities and net exchange differences	65	69	(6.9)
Other operating income and expenses (net)	91	62	46.2
Administration costs	(540)	(504)	7.0
Depreciation and amortization	(39)	(31)	27.1
Impairment losses on financial assets (net)	(351)	(314)	11.8
Provisions (net) and other gains (losses)	(14)	(14)	(1.1)

Operating profit/ (loss) before tax	571	538	6.2

Income tax	(142)	(129)	9.6

Profit from continuing operations	430	409	5.1

Profit from discontinued operations (net)	6	22	(74.1)

Profit	435	431	1.0

Profit attributed to non-controlling interests	—	(1)	(81.7)

Profit attributed to parent company	435	430	1.2

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in the three months ended March 31, 2013 the Mexican peso appreciated against the euro in average terms, resulting in a positive exchange rate effect on our income statement for the three months ended March 31, 2013.

In the second half of 2012, we signed an agreement for the sale of our pension business in Mexico and the sale was completed on January 9, 2013. The proceeds of the sale were recorded under our Corporate Center segment. The earnings from this activity until the completion of the sale were recorded under discontinued operations in our Mexico operating segment’s income statement for the three months ended March 31, 2013 and 2012, for comparison purposes.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was €1,088 million, a 7.2% increase from the €1,015 million recorded for the three months ended March 31, 2012, due primarily to increased business activity, with greater volumes of lending and customer funds which was partially offset by the impact of lower interest rates throughout the period.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €272 million for the three months ended March 31, 2013, a 6.8% increase from the €255 million recorded for the three months ended March 31, 2012, due to increased transactions by customers with credit and debit cards and the higher volume of assets under management of mutual funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment for the three months ended March 31, 2013 amounted to €65 million, a 6.9% decrease from the €69 million for the three months ended March 31, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2013, was a gain €91 million, a 46.2% increase from the €62 million gain recorded for the three months ended March 31, 2012, principally due to growth in the insurance business.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2013 amounted to €540 million, a 7.0% increase from the €504 million recorded for the three months ended March 31, 2012, primarily due to the expenses incurred in connection with technological plans and the higher inflation recorded in Mexico, which mainly affected our personnel costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2013 was €351 million, an 11.8% increase from the €314 million recorded for the three months ended March 31, 2012, in line with the activity increase in the area. The operating segment’s non-performing assets ratio decreased to 3.7% as of March 31, 2013 from 3.8% as of December 31, 2012. As of March 31, 2012, the non-performing assets ratio was 3.8%.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2013 was €571 million, a 6.2% increase from the €538 million recorded for the three months ended March 31, 2012.

Income tax

Income tax of this operating segment for the three months ended March 31, 2013 was €142 million, a 9.6% increase from the €129 million recorded for the three months ended March 31, 2012.

Profit from continuing operations

Profit from continuing operations of this operating segment for the three months ended March 31, 2013 was €430 million, a 5.1% increase from the €409 million recorded for the three months ended March 31, 2012.

Profit from discontinued operations (net)

As mentioned above, our pension business in Mexico was sold on January 9, 2013. Accordingly, the earnings from this activity have been classified under discontinued operations in this operating segment’s income statement for the three months ended March 31, 2013 and 2012 (for comparison purposes). Profit from discontinued operations (net) of this operating segment until completion of the sale was €6 million, compared with the €22 million recorded for the three months ended March 31, 2012, due to the aforementioned sale in early January.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the three months ended March 31, 2013 was €435 million, a 1.2% increase from the €430 million recorded for the three months ended March 31, 2012.

SOUTH AMERICA

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	1,042	946	10.2

Net fees and commissions	204	203	0.3
Net gains (losses) on financial assets and liabilities and net exchange differences	188	125	50.4
Other operating income and expenses (net)	(94)	(41)	129.2
Administration costs	(529)	(469)	12.9
Depreciation and amortization	(39)	(37)	5.8
Impairment losses on financial assets (net)	(151)	(98)	53.5
Provisions (net) and other gains (losses)	(27)	(25)	9.2

Operating profit/ (loss) before tax	594	604	(1.7)

Income tax	(141)	(136)	3.9

Profit from continuing operations	452	468	(3.4)

Profit from discontinued operations (net)	61	73	(16.7)

Profit	513	541	(5.2)

Profit attributed to non-controlling interests	(165)	(167)	(1.3)

Profit attributed to parent company	348	374	(6.9)

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition,” the average exchange rates against the euro of the currencies of the countries in which we operate in South America, except for the Argentine peso, the Colombian peso and the Venezuelan bolivar fuerte (which was devalued in February 2013), increased in the three months ended March 31, 2013, resulting in a positive impact on the results of operations of the South America operating segment expressed in euro.

During the second half of 2012 we embarked on various negotiations for the sale of our pension business in South America. We reached an agreement for the sale of our stake in the Chilean company AFP Provida S.A. on February 1, 2013, and such transaction is currently pending closing. Additionally, we closed the sale of the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. and the Peruvian company AFP Horizonte S.A. on April 18, 2013 and April 23, 2013, respectively. Since these two sales were completed in April, they did not have an impact on our income statement for the three months ended March 31, 2013. The earnings from our pension business in South America have been classified as discontinued operations in the income statement for the three months ended March 31, 2013 and 2012 (for comparison purposes).

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was €1,042 million, a 10.2% increase from the €946 million recorded in the three months ended March 31, 2012, mainly due to the increase in volume of customer loans and deposits during the period.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €204 million in the three months ended March 31, 2013, a 0.3% increase from the €203 million recorded in the three months ended March 31, 2012.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment in the three months ended March 31, 2013 were €188 million, a 50.4% increase from the €125 million recorded in the three months ended March 31, 2012, mainly due to the positive effect of exchange differences primarily due to the appreciation of the Chilean peso and the Peruvian new sol.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2013, was a loss of €94 million, compared with a loss of €41 million recorded for the three months ended March 31, 2012, principally due to the impact of Venezuela being considered as a hyperinflationary economy for accounting purposes since 2009 and the greater contribution made to the deposit guarantee funds in the countries in which we operate.

Administration costs

Administration costs of this operating segment in the three months ended March 31, 2013 were €529 million, a 12.9% increase from the €469 million recorded in the three months ended March 31, 2012, primarily due to the implementation of growth plans and the higher inflation recorded in the area.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in the three months ended March 31, 2013 was €151 million, a 53.5% increase from the €98 million recorded in the three months ended March 31, 2012, due in part to the growth of loans and advances to customers. In addition, impairment losses in the three months ended March 31, 2012 were particularly low as a result of the better economic conditions in the countries in which we operate, which affected the comparability with the impairment losses for the three months ended March 31, 2013. The operating segment’s non-performing assets ratio was 2.2% as of March 31, 2013, compared with 2.1% as of December 31, 2012. As of March 31, 2012, the non-performing assets ratio was 2.3%.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment in the three months ended March 31, 2013 amounted to €594 million, 1.7% decrease compared with the €604 million recorded in the three months ended March 31, 2012.

Income tax

Income tax of this operating segment in the three months ended March 31, 2013 was €141 million, a 3.9% increase from the €136 million recorded in the three months ended March 31, 2012.

Profit from continuing operations

Profit from continuing operations of this operating segment for the three months ended March 31, 2013 was €452 million, a 3.4% decrease from the €468 million recorded for the three months ended March 31, 2012.

Profit from discontinued operations (net)

As discussed above, the earnings from our pension business in South America have been classified as discontinued operations in the income statement of this operating segment for the three months ended March 31, 2013 and the three months ended March 31, 2012 (for comparison purposes). Profit from discontinued operations (net) of this operating segment for the three months ended March 31, 2013 was €61 million, a 16.7% decrease from the €73 million recorded for the three months ended March 31, 2012.

Profit attributed to parent company

Profit attributed to parent company of this operating segment in the three months ended March 31, 2013 was €348 million, a 6.9% decrease from the €374 million recorded in the three months ended March 31, 2012.

UNITED STATES

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	348	389	(10.4)

Net fees and commissions	133	153	(13.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	36	37	(2.9)
Other operating income and expenses (net)	(2)	(17)	(89.8)
Administration costs	(313)	(323)	(3.1)
Depreciation and amortization	(44)	(41)	8.8
Impairment losses on financial assets (net)	(17)	(28)	(39.2)
Provisions (net) and other gains (losses)	—	(12)	(98.9)

Operating profit/ (loss) before tax	141	159	(11.2)

Income tax	(46)	(51)	(8.3)

Profit from continuing operations	95	108	(12.5)

Profit from discontinued operations (net)	—	—	—

Profit	95	108	(12.5)

Profit attributed to non-controlling interests	—	—	—

Profit attributed to parent company	95	108	(12.5)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was €348 million, a 10.4% decrease from the €389 million recorded in the three months ended March 31, 2012, primarily as a result of the growth of financial costs. The average cost of deposits of BBVA Compass was 0.42% as of March 31, 2013 compared with 0.28% as of March 31, 2012, due to an increase in time deposits and interest-bearing accounts balances.

Net fees and commissions

Net fees and commissions of this operating segment in the three months ended March 31, 2013 were €133 million, a 13.1% decrease from the €153 million recorded in the three months ended March 31, 2012, due primarily to the coming into force of restrictive regulations on fees and commissions.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in the three months ended March 31, 2013 were €36 million, a 2.9% increase from the €37 million recorded in the three months ended March 31, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment in the three months ended March 31, 2013 were an expense of €2 million, compared with an expense of €17 million recorded in the three months ended March 31, 2012 mainly due to lower contributions to the Federal Deposit Insurance Corporation (FDIC) resulting from the lowering of the contribution requirements.

Administration costs

Administration costs of this operating segment in the three months ended March 31, 2013 were €313 million, a 3.1% decrease from the €323 million recorded in the three months ended March 31, 2012.

Depreciation and amortization

Depreciation and amortization of this operating segment for the three months ended March 31, 2013 was €44 million, an 8.8% increase from €41 million in the three months ended March 31, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2013 was €17 million, a 39.2% decrease from the €28 million recorded for the three months ended March 31, 2012, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this operating segment as of March 31, 2013 decreased to 1.8% from 2.4% as of December 31, 2012. As of March 31, 2012, the non-performing assets ratio was 3.2%.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the three months ended March 31, 2013 were zero compared with the €12 million losses recorded for the three months ended March 31, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the three months ended March 31, 2013 was €141 million, an 11.2% decrease from the €159 million recorded in the three months ended March 31, 2012.

Income tax

Income tax of this operating segment for the three months ended March 31, 2013 was €46 million, an 8.3% decrease from the €51 million recorded in the three months ended March 31, 2012 due to lower operating profit before tax in the more recent period.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the three months ended March 31, 2013 was €95 million, a 12.5% decrease from the €108 million recorded in the three months ended March 31, 2012.

CORPORATE CENTER

	For the Three Months Ended March 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	(186)	(117)	58.9

Net fees and commissions	(10)	(5)	106.5
Net gains (losses) on financial assets and liabilities and net exchange differences	109	(59)	n.m.	(1)
Other operating income and expenses (net)	10	(4)	n.m.	(1)
Administration costs	(162)	(152)	7.2
Depreciation and amortization	(109)	(76)	42.7
Impairment losses on financial assets (net)	—	12	(99.3)
Provisions (net) and other gains (losses)	(30)	(21)	41.8

Operating profit/ (loss) before tax	(378)	(422)	(10.4)

Income tax	106	144	(26.3)

Profit from continuing operations	(272)	(278)	(2.2)

Profit from discontinued operations (net)	757	1	n.m.	(1)

Profit	485	(277)	n.m.	(1)

Profit attributed to non-controlling interests	(31)	—	n.m.	(1)

Profit attributed to parent company	454	(276)	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the three months ended March 31, 2013 was an expense of €186 million compared with an expense of €117 million recorded in the three months ended March 31, 2012. Net interest income has been negatively affected by the rising cost of wholesale finance resulting from the instability in the Euro zone area throughout 2012, which had a negative impact in our interest expenses for the three months ended March 31, 2013 as a result of the wholesale funding raised in 2012.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €10 million for the three months ended March 31, 2013, compared with the €5 million expense recorded for the three months ended March 31, 2012.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the three months ended March 31, 2013 were a gain of €109 million, compared with a loss of €59 million in the three months ended March 31, 2012, primarily as a result of the structural management of exchange rates and capital gains derived from the sale of some securities portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the three months ended March 31, 2013 was a gain of €10 million, compared with a loss of €4 million recorded in the three months ended March 31, 2012.

Administration costs

Administration costs of this operating segment for the three months ended March 31, 2013 were €162 million, a 7.2% increase from the €152 million recorded in the three months ended March 31, 2012, primarily due to the increase in costs associated with certain investments that are currently being undertaken including for the upgrading of systems, infrastructure and image and brand identity.

Depreciation and amortization

Depreciation and amortization of this operating segment for the three months ended March 31, 2013 was €109 million, a 42.7% increase from the €76 million recorded in the three months ended March 31, 2012, primarily due to charges related to corporate offices and software amortization.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the three months ended March 31, 2013 was almost nil compared with a gain of €12 million recorded for the three months ended March 31, 2012, when higher provisions for loan losses were made in light of the adverse economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the three months ended March 31, 2013 was an expense of €30 million, a 41.8% increase from the €21 million expense recorded in the three months ended March 31, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the three months ended March 31, 2013 was €378 million, compared with €422 million in the three months ended March 31, 2012.

Income tax

Income tax of this operating segment for the three months ended March 31, 2013 was a benefit of €106 million, a 26.3% decrease from the benefit of €144 million recorded for the three months ended March 31, 2012.

Profit from discontinued operations (net)

Profit from discontinued operations of this operating segment for the three months ended March 31, 2013 was a gain of €757 million, compared with a gain of €1 million recorded for the three months ended March 31, 2012, due to the capital gains from the sale of the pension business in Mexico on January 9, 2013.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the three months ended March 31, 2013 was a profit of €454 million, compared with a loss of €276 million in the three months ended March 31, 2012.

RECONCILIATION BETWEEN OPERATING SEGMENTS AND GROUP’S INCOME STATEMENT

The below table reconciles the income statement of our various operating segments to the consolidated income statement of the Group. The “Adjustments” column consists of amounts included in the Eurasia segment from the proportionate consolidation of Garanti and entities of the Garanti group which must be backed out for purposes of our consolidated financial information given that in accordance with IFRS 11 we are required to account for Garanti and the entities of the Garanti group using the equity method from January 1, 2013.

	For the Three Months Ended March 31, 2013
	Banking activities in Spain	Real- estate in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	1,071	16	242	1,088	348	1,042	(186)	3,623	(199)	3,424

Net fees and commissions	345	3	105	272	133	204	(10)	1,052	(49)	1,003
Net gains (losses) on financial assets and liabilities and net exchange differences	220	12	91	65	36	188	109	719	(38)	681
Other operating income and expenses (*)	33	(34)	72	91	(2)	(94)	10	77	99	176
Administration costs	(743)	(32)	(163)	(540)	(313)	(529)	(162)	(2,482)	91	(2,391)
Depreciation and amortization	(25)	(6)	(13)	(39)	(44)	(39)	(109)	(276)	11	(265)
Impairment losses on financial assets (net)	(618)	(153)	(85)	(351)	(17)	(151)	—	(1,376)	35	(1,341)
Provisions (net) and other gains (losses)	540	(271)	(23)	(14)	(0)	(27)	(30)	176	19	195

Operating profit/ (loss) before tax	823	(465)	227	571	141	594	(378)	1,513	(31)	1,482

Income tax	(248)	123	(48)	(142)	(46)	(141)	106	(395)	31	(364)

Profit from continuing transactions	576	(342)	179	430	95	452	(272)	1,118	—	1,118

Profit from discontinued transactions (net)	—	—	—	6	—	61	757	823	—	823

Profit	576	(342)	179	435	95	513	485	1,941	—	1,941

Profit attributed to non-controlling interests	(7)	(4)	—	—	—	(165)	(31)	(207)	—	(207)

Profit attributed to parent company	569	(346)	179	435	95	348	454	1,734	—	1,734

(*)	Includes “Share of profit or loss of entities accounted for using the equity method”.

E. Recent Developments

Section 13(r) of the U.S. Securities and Exchange Act of 1934 Disclosure

Section 13(r) of the Exchange Act requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. Certain such activities, transactions or dealings are described in our 2012 Form 20-F.

After further review, we have identified that an affiliate maintained an individual pension contract in the amount of approximately €5,000 for one individual designated by the U.S. under Executive Order 13382. Such contract was terminated on April 13, 2012. Estimated gross revenue in 2012 relating to this contract, which includes fees and/or commissions, was nil.

Sale of Stake in BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

On April 18, 2013, we completed the transfer of our stake in BBVA Horizonte Sociedad Administradora de Fondos de Pensines y Cesantías S.A., a Colombian company, to Grupo Aval Acciones y Valores S.A. and its affiliates Banco de Bogotá S.A., Banco de Occidente S.A. and Porvenir S.A. The adjusted total price is US$541.4 million. The capital gain net of taxes arising from the transaction amounted to approximately €263 million, using the exchange rate at the event date.

Sale of Stake in AFP Horizonte, S.A.

On April 23, 2013, we completed the transfer of our 100% stake in AFP Horizonte, S.A., a Peruvian company, to AFP Integra, S.A. and Profuturo AFP, S.A. The consideration received by BBVA for such stake totaled approximately $544 million. The capital gain net of taxes arising from the transaction amounted to approximately €208 million, using the exchange rate at the event date.

Ruling of the Spanish Supreme Court on Clauses Limiting the Interest Rate in Mortgage Loans

On May 9, 2013, the Spanish Supreme Court issued a ruling concerning the legality of clauses limiting the interest rate in mortgage loans granted to consumers by various financial entities (including BBVA). According to such ruling, which was further clarified by the Supreme Court on June 12, 2013, these clauses are valid provided certain legal requirements are met. Since it was determined that the clauses included in certain of our mortgage loans did not meet such requirements, we had to remove such clauses from such loans. According to our estimates, this ruling had a negative monthly impact on our net attributable profit for the month of June 2013 of €35 million. The monthly impact for the remainder of 2013 will depend on the evolution of reference indexes.

Sale of stake in Banco Bilbao Vizcaya Argentaria (Panamá), S.A.

On July 20, 2013, we entered into an agreement with Leasing Bogotá S.A., Panamá, a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale of our 98.92% stake in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”). The closing of this sale is subject to the approval by the competent regulatory authorities. The base purchase price for our stake in BBVA Panamá, subject to adjustments, is $630 million, using the exchange rate at the event date.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GÓMEZ BARREDO
Name:	RICARDO GÓMEZ BARREDO
Title:	Head of Global Accounting & Information Management Department

Date: July 25, 2013